Exhibit 5

Distribution by ECI Telecom Ltd.
of 7,600,000 Ordinary Shares of ECtel Ltd. to ECI Shareholders
(Procedures for Tax Relief)

TO BE ELIGIBLE FOR A FULL OR PARTIAL EXEMPTION FROM ISRAELI WITHHOLDING TAX WITH RESPECT TO THE DISTRIBUTION, YOU SHOULD COMPLY WITH THE PROCEDURES DESCRIBED HEREIN BY NO LATER THAN 5:00 P.M., NEW YORK TIME, ON THURSDAY, JUNE 10, 2004 (THE “SUBMISSION DATE”).

May 6, 2004

To Brokers, Dealers, Commercial Banks,
      Trust Companies and Other Nominees:

     We have been appointed by ECI Telecom Ltd. (“ECI”), to act as Information Agent in connection with the distribution by ECI of 7,600,000 ordinary shares, par value NIS 0.04 per share, of ECtel Ltd. (“ECtel”) to holders of record of ECI ordinary shares, as more fully described in the Information Statement, dated as of the date hereof and enclosed herewith (the “Information Statement”). The distribution of ECtel shares will be made on Monday, May 10, 2004 (the “Distribution Date”), to holders of record of ECI ordinary shares that are issued and outstanding as of 5:00 p.m., New York time, on Wednesday, May 5, 2004 (the “Record Date”). Based on the number of ECI ordinary shares outstanding as of the Record Date, you will receive (subject to Israeli withholding tax of 25%) 0.07015 of ECtel ordinary shares for each ECI ordinary share for which you are the record holder at 5:00 p.m., New York time, on the Record Date.

     As more fully described in the Information Statement, pursuant to Israeli tax law, ECI is required to withhold 25% of the ECtel shares being distributed, unless a shareholder is eligible for a full or partial exemption from such tax and completes and submits the Declaration Form (“Declaration of Status of Beneficial Owner for Israeli Income Tax Purposes”) enclosed herewith by no later than 5:00 p.m., New York time, on Thursday, June 10, 2004 (the “Submission Date”). Accordingly, on the Distribution Date, ECI will distribute to its shareholders an aggregate of 5,700,000 ECtel shares, representing 75% of the ECtel shares being distributed, and will transfer the remaining 1,900,000 ECtel shares, representing 25% of the ECtel shares being distributed, to American Stock Transfer & Trust Company (the “Paying Agent”). As soon as practicable following the Submission Date, the Paying Agent will distribute all or a portion of the said balance of the ECtel shares to those shareholders that qualify for a full or partial exemption.

* Israeli Withholding Tax Rates *

As more fully described in the Information Statement, the distribution is generally subject to the withholding of Israeli tax at the source. ECI has obtained an approval from the Israeli Tax Authority, or the ITA, with respect to the withholding tax rates applicable to its shareholders as a result of the distribution, as follows:

•	Individuals resident in Israel will be subject to Israeli withholding tax at the rate of 25%.

•	U.S. residents (individuals or others) will be subject to Israeli withholding tax at the rate of 12.5%. For this purpose, a shareholder shall be considered a “U.S. resident” if such shareholder has, prior to the Submission Date, certified on the Declaration Form enclosed herewith, that that he or she is (i) a resident of the U.S. and (ii) not an Israeli resident for tax purposes, and complied with the instructions set forth in the Information Statement.

•	Israeli resident corporations will be exempt from Israeli withholding tax. For this purpose, a shareholder shall be considered an “Israeli corporation” if such shareholder has, prior to the Submission Date, certified on the Declaration Form enclosed herewith, that it was incorporated in Israel and is resident in Israel.

•	All other shareholders will be subject to Israeli withholding tax at the rate of 25%, unless a shareholder provides ECI, prior to the Submission Date, with a valid certificate from the ITA entitling him or her to an exemption or a favorable withholding tax rate, in which case, tax will be withheld in accordance with such certificate.

* EXAMPLE *

For example, if you held 100,000 ECI shares on the Record Date, you will receive, on the Distribution Date, 5,261 ECtel shares based on the following formula and calculation:

     T = E x F x 75% = 100,000 x 0.07015 x 75% = 5,261.25 > (adjusted down to the nearest whole share) > 5,261

     Where E = the number of ECI shares owned by you as of the Record Date

     F = 0.07015 (the distribution ratio)

If, out of the 100,000 ECI shares owned by on the Record Date, (1) 60,000 ECI shares were held by your clients who certified to you (by completing the enclosed Declaration Form) that they are “Israeli corporations” entitled to full exemption (0% tax rate) and (2) 40,000 ECI shares were held by your clients who certified to you (by completing the enclosed Declaration Form) that they are “U.S. residents” entitled to a favorable tax rate (12.5%), you will be entitled to receive, promptly following the Submission Date, 1,403 ECtel shares, as long as you timely comply with the procedures set forth herein and in the enclosed Global Declaration Certificate. We reached this number of ECtel shares based on the following formula and calculation:

     T = (I x F x 0.25) + (A x F x 0.125) = (60,000 x 0.07015 x 0.25) + (40,000 x 0.07015 x 0.125) = = 1,052.25 + 350.75 = 1,403

     Where I = the number of ECI shares owned by your clients who certified that they are Israeli corporations

     F = 0.07015 (the distribution ratio)

     A = the number of ECI shares owned by your clients who certified that they are U.S. shareholders

     We are furnishing this letter and the enclosed materials to you because your clients, for whose accounts you hold shares registered in your name or in the name of your nominee, would require your assistance to complete and submit the Declaration Form. ECI, with the assistance of the Paying Agent and the Depository Trust Company (“DTC”), has established a procedure whereby you will be able to use a special program maintained by DTC to elect to receive, electronically, all or a portion of the withheld ECtel shares held by the Paying Agent to which your clients are entitled, provided that prior to the Submission Date, (1) you received validly executed Declaration Forms from your clients who held shares of ECI as of the Record Date and (2) you delivered the enclosed Global Declaration Certificate, validly executed by you, to the Paying Agent. You will be able to make the said electronic election through DTC only until 8:00 p.m., New York time, on Thursday, June 9, 2004. For further details, you may approach either us or DTC.

     Enclosed for your information and, unless otherwise indicated, for forwarding to your clients for whom you hold shares registered in your name or in the name of your nominee, are copies of the following documents:

1.	Information Statement;

2.	A letter which may be sent to your clients for whose accounts you hold shares registered in your name or in the name of your nominee;

3.	A Declaration Form to be used by our clients [ANNEX A];

4.	A Global Declaration Certificate [ANNEX B]; and

5.	Return envelope addressed to American Stock Transfer & Trust Company, as Paying Agent.

     Please furnish copies of the enclosed materials only to those of your clients for whose accounts you held ECI shares registered in your name or in the name of your nominee as of the Record Date.

     In all cases, reimbursement of ECtel shares to you will be made only after (1) timely receipt by the Paying Agent of the enclosed Global Declaration Certificate, validly executed by you, and (2) timely electronic election through DTC by you.

     ECI will not pay any fees or commissions to any broker, dealer or other person in connection with the solicitation of Declaration Forms (other than to the Paying Agent and Information Agent). However, ECI will, upon request, reimburse you for customary and reasonable mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients.

     Any inquiries you may have with respect to the distribution should be addressed to the undersigned at our address and telephone numbers set forth below.

Very truly yours,

105 Madison Avenue
New York, New York 10016
call collect (212) 929-5500
or
toll free (800) 322-2885
Email: proxy@mackenziepartners.com

     Nothing contained in this letter or in the enclosed documents shall constitute you or any other person as the agent of ECI, the Information Agent or the Paying Agent, or of any affiliate of any of them, or authorize you or any other person to use any document or to make any statement on behalf of any of them in connection with the distribution other than the enclosed documents and the statements contained therein.

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